Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III
FBattaglia@stradley.com
215.564.8077

April 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Kathy Churko

Re:	GPS Funds I and GPS Funds II
File No. 811-10267 and 811-22486

Dear Ms. Churko:

This letter responds to the comments provided to me by telephone on March 28, 2017 regarding the shareholder report filed on Form N-CSR by GPS Funds I and GPS Funds II (each, a "Trust," and collectively, the "Trusts") for the fiscal year ended March 31, 2016 (the "Shareholder Report"), as well as each Trust's registration statement.  We have summarized each of your comments below, in the order you provided them, and have set forth the Trusts' response immediately below each comment.  Where a comment relates to one or more Funds that are series of one Trust, the term "Trust" is used to refer to that particular Trust.

1.
Comment: With respect to the GuidePath Managed Futures Strategy Fund, please confirm that the expenses of GuidePath Managed Futures Strategy Cayman Fund Ltd. are included as "Other Expenses" in the fee table in the Fund's prospectus.  In addition, please inform the staff of the percentage of the Fund's assets that are invested in the GuidePath Managed Futures Strategy Cayman Fund Ltd.

Response: The Trust confirms that the expenses of the GuidePath Managed Futures Strategy Cayman Fund Ltd. (the "Subsidiary") are included as "Other Expenses" in the fee table of the Fund's prospectus. Additionally, as of the date of the Shareholder Report, 6.79% of the Fund's assets were invested in the Subsidiary.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

Ms. Kathy Churko
U.S. Securities and Exchange Commission
April 26, 2017

2.
Comment: With respect to the GuideMark World ex-US Fund, the "Receivable for dividend reclaims" in the Statement of Assets & Liabilities indicates a receivable approximately in the amount of 30 basis points of the Fund's assets, which may be related to foreign tax reclaims.  Please explain the Fund's basis for the accounting and the timing of the receivable.

Response: The Trust acknowledges that the Statement of Assets & Liabilities for the Fund contains a "Receivable for dividend reclaims" in the amount of $564,287.  In certain foreign jurisdictions in which the Fund pays withholding taxes on dividend income received, the Fund may request a reclaim of a portion of the tax withheld.  The amounts of the dividend reclaim receivable shown in the Shareholder Report for the Fund are estimated, pending decisions on the Fund's requests by the relevant foreign taxing authorities.  The amounts of the accruals are adjusted from time to time as necessary to correspond to changes in the amounts of dividend reclaims that the Fund expects to receive.

3.
Comment: With respect to the GuideMark World ex-US Fund, the fee table in the Fund's July 31, 2016 prospectus reflects "Total Annual Fund Operating Expenses" of 140 basis points and "Expense Recoupment" of 3 basis points, for "Total Annual Fund Operating Expenses (After Expense Recoupment)" of 143 basis points.  The expense limitation agreement indicates that expenses will be capped at 139 basis points.  The staff takes the position that fees waived and/or expenses reimbursed may only be recouped up to the lesser of (i) the cap in effect at the time of the waiver or reimbursement or (ii) the cap in effect at the time of recapture.  See 2009 Investment Company Industry Developments Audit Risk Alert (ARA-IND.73).  Please confirm that the Fund's policy for recoupment of fees waived and expenses reimbursed is consistent with the staff's position, and update the Fund's disclosures, as applicable.

Response: The Trust responds that under the expense limitation agreement, AssetMark, Inc. ("AssetMark") may recoup waived fees and expenses borne for a three-year period under specified conditions. Consistent with the staff's position, fees waived and/or expenses reimbursed may only be recouped up to the lesser of (i) the cap in effect at the time of the waiver or reimbursement or (ii) the cap in effect at the time of recapture.  There are two reasons that the "Total Annual Fund Operating Expenses (After Expense Recoupment)" are higher than the 139 basis point limit.  First, the Fund had acquired fund fees and expenses of one basis point, which are not included in the expense cap.  Because the acquired fund fees and expenses did not exceed one basis point of the average net assets of the Fund, the Fund included these fees and expenses under "Other Expenses" in the fee table, in accordance with Instruction 3.f.i to Item 3 of Form N-1A.  Second, the Fund's securities lending program generated expense offsets in the amount of three basis points.  In accordance with General Instruction C.3.b, these expense offsets are not permitted to be reflected in the Fund's fee table, even though they are included in the Fund's financial statements. The fact that these securities lending expense offsets are not shown in the fee table is indicated in footnotes 2 and 3 to the fee table, in accordance with Instruction 3.d.ii.B to Item 3 of Form N-1A.  Expenses paid with securities lending expense offset credits are not taken into account when applying the expense cap, as disclosed in footnote 3 to the fee table.

Ms. Kathy Churko
U.S. Securities and Exchange Commission
April 26, 2017

4.
Comment: With respect to the GuideMark Opportunistic Equity Fund and the GuideMark Opportunistic Fixed Income Fund, each Fund is classified as non-diversified for purposes of the Investment Company Act of 1940 (the "1940 Act").  The March 31, 2016 shareholder report indicates that each Fund's portfolio is diversified as defined in the 1940 Act as of the date of the shareholder report.  Please inform the staff of the length of time that each Fund has been operating as a diversified fund.  If either Fund has been operating as a diversified fund for more than three years, please confirm whether the Fund will seek shareholder approval to revert to its non-diversified classification and/or update the Fund's disclosure, as applicable.

Response: The Trusts respond that the GuideMark Opportunistic Equity Fund and the GuideMark Opportunistic Fixed Income Fund have each been operating as diversified funds for greater than three years. The Trusts confirm that each Fund will continue to be managed as a diversified fund, and each Fund will update its disclosure to reflect such classification.

5.	Comment: Please verify that the webpage that contains the Trusts' prospectus and SAI is working properly. The staff had some difficulty accessing the prospectus on the website.

Response: The Trusts confirm that the links to the Trusts' prospectus and SAI are working properly.

6.
Comment: For the GuidePath Absolute Return Allocation Fund, GuidePath Altegris Diversified Alternatives Allocation Fund, GuidePath Conservative Allocation Fund, GuidePath Flexible Income Allocation Fund, GuidePath Growth Allocation Fund, GuidePath Multi-Asset Income Allocation Fund and GuidePath Tactical Allocation Fund, please add disclosure to the notes to the Funds' financial statements that indicates that they are funds-of-funds and that describes the general fund-of-funds structure and the valuation policies used by the Funds to value their holdings in underlying funds, and state, if applicable, that the underlying funds are generally priced using values supplied by the underlying funds themselves.  See Audit and Accounting Guide – Investment Companies Sect. 5.62 (2016).

Response: The Trusts respond that they will add the requested disclosure in their March 31, 2017 shareholder report.

*  *  *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Fabio Battaglia
Fabio Battaglia

Ms. Kathy Churko
U.S. Securities and Exchange Commission
April 26, 2017

cc:	Carrie E. Hansen
Patrick Young